UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_______________________

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
_______________________

EPOLIN, INC.
(Name of Subject Company)

Common Stock, no par value
(Title of Class of Securities)

294276100
(CUSIP Number of Class of Securities)

William J. Golden
Managing Member
Polymathes Holdings I LLC
20 Nassau Street Suite M
Princeton, New Jersey 08542
(609) 945-1690
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With Copy To:
Nassau Legal Advisory
177 Nassau Street
Princeton, New Jersey 08542
March 14, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*      The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 294276100

1	NAMES OF REPORTING PERSONS Polymathes Holdings I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) BK, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,515,545
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,515,545
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,515,545
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.4%
14	TYPE OF REPORTING PERSON (See Instructions) HC, PN

SCHEDULE 13D

CUSIP No. 294276100

1	NAMES OF REPORTING PERSONS Polymathes Acquisition I Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,515,545
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,515,545
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,515,545
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.4%
14	TYPE OF REPORTING PERSON (See Instructions) CO

Item 1.                      Security and Issuer.

This Statement on Schedule 13D relates to the Common Stock, no par value per share of Epolin, Inc. (“Epolin”), a New Jersey corporation.  Epolin is located at 358-364 Adams Street, Newark, New Jersey 07105.

Item 2.                      Identity and Background.

This Statement is being jointly filed by Polymathes Holdings I LLC and Polymathes Acquisition I Inc. (the “Reporting Persons”) pursuant to Rule 13d-1 under the Securities and Exchange Act of 1934, as amended (the “Act”).  Set forth below is certain information with respect to each Reporting Person.

Polymathes Holdings I LLC (“Parent”)

Parent is a limited liability company formed in New Jersey with its business address at 20 Nassau Street, Suite M, Princeton, New Jersey 08542.  The business telephone is (609) 945-1690.  The Managing Member of Parent is William J. Golden.  The other members are John Wachter and William Walsh.  Each member is a citizen of the United States.  During the last five years, neither Parent nor, to the best of its knowledge, any of its members has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Polymathes Acquisition I Inc. (“Purchaser”)

Purchaser is a corporation formed in New Jersey with its business address at 20 Nassau Street, Suite M, Princeton, New Jersey 08542.  The business telephone is (609) 945-1690.  The two directors are John Wachter and William Walsh.  Each director is a citizen of the United States.  During the last five years, neither Purchaser nor, to the best of its knowledge, any of its directors or executive officers has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                      Source and Amount of Funds or other consideration

On March 14, 2012, Parent, Purchaser, and Epolin entered into Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Purchaser will commence a tender offer (the “Offer”) to acquire (i) all of the issued and outstanding common stock, no par value per share, of Epolin (the “Shares”), at $0.22 per share, paid to the seller, in cash for each outstanding Share (the “Offer Price”) less any applicable withholding taxes and without payment of interest, and, subject to the satisfaction or waiver of the conditions set forth in the Offer and the Merger Agreement, after the consummation of the Offer, Purchaser will merger with and into Epolin (the “Merger”), whereupon Purchaser’s separate corporate existence will cease and Epolin will continue as the surviving corporation as a wholly owned subsidiary of Parent.

As an inducement to enter into the Merger Agreement and in consideration thereof, Parent and Purchaser entered into Tender and Voting Agreements (the “Tender and Voting Agreements”), dated as of the date of the Merger Agreement, with James Ivchenko and Murray Cohen (each, a “Stockholder” and, collectively, the “Stockholders”).  Pursuant to the Tender and Voting Agreements, the Stockholders agreed to tender in the Offer 3,515,545 Shares owned by the Stockholders (approximately 28.4% of the Shares outstanding as of March 14, 2012) and not to withdraw such tender unless the Offer shall have been terminated in accordance with its terms.

Pursuant to the Tender and Voting Agreements, each Stockholder has irrevocably appointed Parent as proxy for the Stockholder to vote an aggregate of 3,515,545 Shares (approximately 28.4% of the Shares outstanding as of March 14, 2012) as to which such Stockholder has voting power and in Stockholder’s name, place and stead, at any annual, special or other meeting or action of the Shareholders of Epolin, as applicable, or at any adjournment thereof, whether before or after the time at which Purchaser first accepts any Shares for payment pursuant to the Offer, solely for the adoption of the Merger Agreement.

Shared dispositive power with respect to 3,515,545 Shares owned by the Stockholders may be deemed to have been acquired through execution of the Tender and Voting Agreement.  Parent has not expended any funds in connection with the execution of the Tender and Voting Agreement, except for the transaction expenses otherwise to be incurred in connection with the Offer and the Merger.

Parent and Purchaser estimate that, if Purchaser acquires all of the Shares (on a fully-diluted basis) pursuant to the Offer, the total cash amount required to purchase such Shares and to cover estimated fees and expenses will be approximately U.S. $3,000,000.  Parent will provide all funding required by Purchaser in connection with the Offer from a combination of (i) senior secured term loan facility for five years in an aggregate amount not to exceed $2.75 million (the “Facility”) and (ii) cash on hand.

Parent received a debt commitment letter, dated as of February 17, 2012, from C3 Capital Partners II, L.P. (the “Lender”), pursuant to which, subject to the terms and conditions set forth therein, in connection with the Offer and the Merger, the Lender has committed to provide the Facility.  The documentation governing the Facility has not been finalized and, accordingly, the actual terms of the Facility may differ from those described in this Schedule 13D.

The conditions precedent to the incurrence of loans under the Facility consists of, among others:

(a)	51% or more of Shares being validly tendered pursuant to the Offer;

(b)
The negotiation, execution and delivery on or before the expiration of the Offer of definitive documentation for the Facility, consistent with the terms of the Debt Commitment Letter and the term sheet therein; and

(c)
The Lender completing the requisite due diligence, including but not limited to, a visit by a financial team, phone discussions with selected customers or suppliers, and a review of insurance policies and coverage.

The Facility will accrue at an interest rate of 14% per annum, with 12% payable monthly and 2% accruing to the outstanding balance of the Facility payable at maturity.  The term of the Facility will be five years.  Facility principal may be prepaid out of operating cash flows.  If the Facility principal is prepaid from a recapitalization or outside capital, a prepayment penalty will apply on the following schedule: (1) 5% if the Facility is prepaid during the first 12 months after closing, (2) 4% if the Facility is prepaid during the months 13-24 after closing, (3) 3% if the Facility is prepaid during months 25-36 after closing, (4) 2% if the Facility is prepaid during months 37-48 after closing and (5) 1% if the Facility is prepaid during months 49-60 after closing.

Facility is secured by all the assets of the Parent and Purchaser.

In the event of default under the Facility, obligations under the Facility will accrue at an interest rate equal to an additional 3% per annum over the rate otherwise applicable for months 1-12 of the default and then 7% thereafter, with such interest payable on demand.

In consideration of Lender providing Facility, Lender shall receive 40% of the fully diluted common stock of Purchaser at closing.

The Facility will be subject to standard terms and conditions for financings of this kind, including standard representations and warranties, affirmative and negative covenants and events of default.

The foregoing summary of the Facility and the Debt Commitment Letter does not purport to be a complete description of the terms and conditions of these agreements and is qualified in its entirety by reference to the Debt Commitment Letter, which has been filed as Exhibit 4 to this Schedule 13D.  Reference is made to such exhibit for a more complete description of the terms and conditions of the Facility, and such exhibit is incorporated herein by reference.

References to, and descriptions of, the Merger Agreement and the Tender and Voting Agreement as set forth above in this Item 3 are qualified in their entirety by reference to the Merger Agreement and Tender and Voting Agreements included as Exhibits 2, 3, and 4 to this Schedule 13D and which are incorporated herein in their entirety by this reference.  The information set forth and/or incorporated by reference in Item 6 is hereby incorporated by reference into this Item 3.

Item 4.                      Purpose of Transaction

The information set forth and/or incorporated by reference in Items 2 and 3 is hereby incorporated by reference into this Item 4.

The purpose of entering into the Merger Agreement and the Tender and Voting Agreement, and the purpose of the Offer, is to enable Parent and Purchaser to acquire control of, and ultimately the entire equity interest in, Epolin.  The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the Offer (as extended in accordance with the Merger Agreement) that number of Shares which, when added to any Shares owned by Purchase or Parent, or with respect to which Purchaser and Parent have, directly or indirectly, voting power, represents at least 51% of the then issued and outstanding Shares.  Subject to the terms of the Merger Agreement and applicable law, Purchaser reserves the right to withdraw the Offer and to not take up and pay for any Shares deposited in the Offer unless each of the conditions to the Offer is satisfied or, where permitted, waived at or prior to the expiration of the Offer.

Pursuant to the Merger Agreement, Epolin, Inc. has granted Purchaser an irrevocable option (the “Top-Up Option”) to purchase at a price per share equal to the Offer Price up to that number of newly issued Shares (the “Top-Up Shares”) equal to the lowest number of Shares that, when added to the number of Shares owned by Purchaser or Parent at the time of exercise of the Top-Up Option (including all Shares validly tendered and not properly withdrawn in the Offer at the time the Shares are accepted for payment but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered), will constitute one Share more than 90% of all of the outstanding Shares (assuming the issuance of the Top-Up Shares).  Purchaser may exercise the Top-Up Option once at any time following the time at which Purchaser first accepts any Shares for payment pursuant to the Offer.  However, the Top-Up Option will not be exercisable for a number of Shares in excess of the Shares authorized and unissued at the time of exercise of the Top-Up Option (less the maximum number of shares potentially necessary for issuance with respect to all outstanding stock options, restricted stock, restricted stock units or other obligations of Epolin) and is subject to the conditions, unless waived by Epolin, that no provision of any applicable law and no applicable order or injunction or other judgment will prohibit the exercise of the Top-Up Option or the delivery of the Top-Up Shares.  The purpose of this provision is to facilitate a short-form merger following completion of the Offer.  The Top-Up Option will terminate concurrently with the consummation of the Merger.

If the conditions of the Offer are satisfied or waived and Purchaser takes up and pays for any Shares validly deposited under the Offer, Purchaser intends to acquire any Shares not deposited under the Offer through a merger under the New Jersey Business Corporation Act (the “NJBCA”), or through a subsequent offering period, in each case for cash consideration per Share equal to the Offer Price.  The exact timing and details of any such transaction will depend upon a number of factors, including the number of Shares acquired pursuant to the Offer.  Although Purchaser intends to effect such a transaction generally on the terms described herein, it is possible that such a transaction may be delayed or abandoned or may be proposed on different terms.

The Merger Agreement provides that, upon the payment by Purchaser for any Shares accepted by Purchaser for payment pursuant to the Offer and from time to time thereafter so long as Parent directly or indirectly beneficially owns not less than a majority of the issued and outstanding Shares, Parent shall be entitled to designate a majority of the Board of Directors.

The Merger Agreement provides that during the period from the date of the Merger Agreement until the earlier of the termination of the Merger Agreement pursuant to its terms or the time we first accept any Shares for payment pursuant to the Offer, Epolin will, except to the extent that Parent otherwise consents in writing, except as otherwise expressly provided in the Merger Agreement, or except as may be required by law, carry on its business in the ordinary and usual course in all material respects consistent with past practice.  Without limiting the generality of the foregoing, without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed) and except as otherwise specifically provided in, or in furtherance of any action permitted to be taken by, the Merger Agreement, during the period from the date of the Merger Agreement and continuing until the earlier of the termination of the Merger Agreement pursuant to its terms or the time we first accept any Shares for payment pursuant to the Offer, Epolin has agreed to:

(d)	Use reasonable best efforts to preserve intact its current business organization;

(e)	Use reasonable best efforts to maintain its relationships with customers, suppliers and others having business dealings with it;

(f)
Use reasonable best efforts to notify and consult with Parent promptly (i) after receipt of any material communication from any governmental entity or inspections of any manufacturing and before giving any material submission to a governmental entity and (ii) prior to making any material change to any manufacturing plan or process;

(g)	Use reasonable efforts to preserve intact and keep available the services of present employees of Epolin and its subsidiary;

(h)
Use reasonable best efforts to keep in effect casualty, product liability, workers’ compensation and other insurance policies in coverage amounts substantially similar to those in effect at the date of the Merger Agreement;

(i)	Use reasonable best efforts to preserve and protect the intellectual property owned by Epolin and its subsidiary;

(j)	Not amend its certificate of incorporation or bylaws;

(k)
Not issue, deliver, sell, dispose of, pledge or otherwise encumber, or authorize or propose the issuance, sale, disposition or pledge or other encumbrance of (i) any shares of capital stock of any class or any other ownership interest of Epolin or its subsidiary, or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for any shares of capital stock or any other ownership interest of Epolin or its subsidiary or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any shares of capital stock or any other ownership interest of Epolin or its subsidiary or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of capital stock or any other ownership interest of Epolin or its subsidiary, or (ii) any other securities of Epolin or its subsidiary in respect of, in lieu of, or in substitution for, Shares outstanding on the date of the Merger Agreement, except for the exercise of the Top-Up Option;

(l)
Not redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any outstanding Shares, other (x) from holders of Company Options in full or partial payment of the exercise price, (y) in connection with the withholding of taxes payable by any holder of Company Options, Company Restricted Stock or Company RSUs upon the exercise, settlement or vesting thereof, in each case to the extent required or permitted under the terms of such equity awards or any applicable Company Stock Plan;

(m)
Not split, combine, subdivide or reclassify any Shares or declare, set aside for payment or pay any dividend or other distribution in respect of any Shares or otherwise make any payments to stockholders in their capacity as such; provided that this prohibition does not apply to dividends or distributions declared, set aside for payment or paid by subsidiary of Epolin;

(n)
Not adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Epolin or its subsidiary, other than Offer, the Merger or the transactions contemplated by the Merger Agreement;

(o)
Not acquire, sell, lease, dispose of, pledge or encumber any assets, other than (i) acquisitions in existing or related lines of business of Epolin or its subsidiary as to which the aggregate consideration for all such acquisitions does not exceed $25,000, (ii) sales, lease, dispositions, pledges or encumbrances of assets with an aggregate fair market value of less than $25,000, or (iii) sales or transfers of inventory in the ordinary course of business;

(p)
(i) other than in the ordinary course of business consistent with past practice, not incur any indebtedness for borrowed money in addition to that incurred as of the date of the Merger Agreement or guarantee any such indebtedness or make any loans, advances or capital contributions to, or investments in, any other person or entity, other than  to Epolin or any wholly owned subsidiary of Epolin, or (ii) not pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of (1) in the ordinary course of business and consistent with past practice, liabilities reflected or reserved against in Epolin’s consolidated balance sheet as of November 30, 2011 or (2) liabilities incurred in the ordinary course of business since November 30, 2011.

(q)
Not change the compensation payable to any officer, director, employee, agent or consultant, or enter into any employment, severance, retention or other agreement or arrangement with any officer, director, employee, agent or consultant of Epolin or its subsidiary, or adopt, or increase the benefits (including fringe benefits) under, any employee benefit plan or otherwise, except (A), in each case, as required by law or in accordance with existing agreements provided to Parent and disclosed in the Disclosure Schedule to the Merger Agreement and (B), in the case compensation for employees, agents or consultants who are not officers or directors, in the ordinary course of business consistent with past practices unless the total compensation payable to such employee, agent or consultant (including base, bonus opportunity at target, equity, sign-on bonus and relocation) equals or exceeds $25,000; or make any loans to any of its directors, officers or employees, agents or consultants, or make any change in its existing borrowing or lending arrangements for or on behalf of any such persons pursuant to any employee benefit plan or otherwise;

(r)
Except as may be contemplated by the Merger Agreement, in the ordinary course of business consistent with past practices or to the extent required or advisable to comply with applicable law, not terminate or materially amend any Epolin employee benefit plans;

(s)	Not change in any material respect any of the accounting methods used by Epolin unless required by generally accepted accounting principles or applicable law;

(t)	Not enter into a material contact or amend, terminate or waive, release or assign any material rights or claims with respect to any material contract in any material respect;

(u)
Not settle (i) any suit, action, claim, proceeding or investigation that is disclosed in the Epolin’s reports filed with the SEC prior to the date of the Merger Agreement or (ii) any other suit, action, claim, proceeding or investigation;

(v)
Not make, revise, or amend any material tax election or settle or compromise any material federal, state, local, or foreign tax liability, change any material tax accounting period, change any material method of tax accounting, enter into any closing agreement relating to any material tax, file any amended tax return, file any tax return in a manner inconsistent with past practice, surrender any right to claim a material tax refund, or consent to any waiver or extension of the statute of limitations applicable to any material tax claim or assessment; and

(w)	Not enter into any contract, agreement, commitment or arrangement to do any of the items prohibited by clauses (g) through (s) above.

Following the completion of the Offer and the Merger, the Reporting Persons intend to operate the Epolin business.  The Reporting Persons intend to continue to review the business, operations, capitalization and management of Epolin.  Accordingly, the Reporting Persons reserve the right to change their plans and intentions at any time, as they deem appropriate.

If permitted by applicable law, subsequent to the completion of the Offer and a short-form merger or any subsequent offering period, if necessary, the Reporting Persons intend to delist the Shares from the OTC Bulletin Board.

Except as otherwise set forth in this Schedule 13D, the Reporting Persons have no present plans or proposals which relate to or would result in:

(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)
Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)
Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5.                      Interest in Securities of the Issuer

The information set forth and or incorporated by reference in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5.

(a)
As of the date hereof, the Reporting Persons own no Shares.  For purposes of rule 13d-3 under the Exchange Act, however, as result of entering into the Tender and Voting Agreement, the Reporting Persons may be deemed to possess beneficial ownership of an aggregate of 3,515,545 Shares, representing approximately 28.4% of the fully diluted outstanding Shares outstanding as of March 14, 2012.  The Reporting Persons and the other persons listed in Item 2, however, disclaim beneficial ownership of such Shares, and this statement shall not be construed as an admission that any of the Reporting Persons or those listed in Item 2 is the beneficial owner for any purpose of the Shares covered by this 13D disclosure.  Except as set forth in this Schedule 13D, (1) to the best of Parent’s knowledge as of the date hereof, neither Parent nor any of its members named in Item 2 owns any shares and (2) to the best of Purchaser’s knowledge as of the date hereof, neither Purchaser nor any of its directors and executive officers named in Item 2 owns any Shares.

(b)
Prior to March 14, 2012, none of the Reporting Persons owned or was the “beneficial owner” (as defined in Rule 13d-3 promulgated under the Exchange Act) of any Shares.  Upon execution of the Tender and Voting Agreement, the Reporting Persons may be deemed to have acquired “beneficial ownership” (as defined in Rule 13d-3 promulgated under the Exchange Act) of Shares, because pursuant to the Tender and Voting Agreement, the Reporting Persons may be deemed to have acquired the shared power to vote or direct the vote and to dispose or to direct the disposition of the 3,515,545 Shares, representing approximately 28.4% of the fully diluted outstanding Shares outstanding as of March 14, 2012.  Upon the consummation of the Offer, the Reporting Persons would have sole voting and investment power over such Shares.

(c)
Except for the transactions described herein, (1) to the best of Parent’s knowledge as of the date hereof, neither Parent nor any of its members named in Item 2 hereto has affected any transaction in Shares during the past 60 days and (2) to the best of Purchaser’s knowledge as of the date hereof, neither Purchaser nor any of its directors and executive officers named in Item 2 has affected any transaction in Shares during the past 60 days.

(d)
Other than the Stockholders identified in Item 3 party to the Tender and Voting Agreements attached as Exhibit 2 and 3 to this Schedule 13D and incorporated herein by reference, (1) to the best of Parent’s knowledge as of the date hereof, neither Parent nor any of its members named in Item 2 has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned by Parent and (2) to the best of Purchaser’s knowledge as of the date hereof, neither Purchaser nor any of its directors and executive officers named in Item 2 has or knows any person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned by Purchaser.

Item 6.                      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth and/or incorporated by reference in Items 2 through 5 is hereby incorporated by reference into this Item 6.

As described on Item 3, on March 14, 2012, Parent and Purchaser entered into the Tender and Voting Agreement with the Stockholders.  During the term of the Tender and Voting Agreement, except a otherwise provided therein, each Stockholder agreed not to: (a) directly or indirectly, sell, transfer, assign, pledge, hypothecate, tender, encumber or otherwise dispose of or limit its right to vote in any manner any of the 3,515,545 they own in the aggregate, or agree to do any of the foregoing; (b) take any action which would have the effect of preventing or disabling a Stockholder from performing its obligations under the Tender and Voting Agreement; and (c) subject to certain covenants in the Merger Agreement that are applicable to Epolin, directly or indirectly (i) initiate, solicit or knowingly encourage, or knowingly take any action to facilitate the making of, any offer or proposal which constitutes or is reasonably likely to lead to any Acquisition Proposal (as defined in the Merger Agreement, (ii) provide any non-public information or data to, any person (other than Parent or Purchaser) relating to any Acquisition Proposal, (iii) enter into or execute, or propose to enter into or execute, any agreement relating to an Acquisition Proposal or (iv) approve, endorse, recommend or make or authorize any statement, recommendation, or solicitation in support of any Acquisition Proposal or any offer or proposal relating to an Acquisition Proposal.  Each Stockholder further agreed to immediately cease and cause to be terminated any existing activities, discussion or negotiations with any such parties conducted heretofore with respect to any of the foregoing and to notify Parent immediately if any party contacts the Stockholder following the date of the Tender and Voting Agreement (other than Purchaser or Parent) concerning any Acquisition Proposal or any other sale, transfer, pledge or other disposition or conversion of Shares.

Except for the agreements described above, to the knowledge of Parent and Purchaser, there are no contracts, arrangements, understandings or relationship (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of Epolin, including any securities pledged or otherwise subject to contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

References to, and descriptions of, the Merger Agreement and the Tender and Voting Agreements as set forth above in this Item 6 are qualified in their entirety by reference to the copies of the Merger Agreement and Tender and Voting Agreements included as Exhibit 2 to this Schedule 13D and which is incorporated herein in its entirety by this reference.

Item 7.                      Material to be Filed as Exhibits.

Exhibit	Description

1	Joint Filing Agreement, between Polymathes Holdings I LLC and Polymathes Acquisition I Inc., dated May 29, 2012.

2	Agreement and Plan of Merger, by and among Polymathes Holdings I LLC, Polymathes Acquisition I Inc. and Epolin, Inc., dated March 14, 2012 (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Epolin, Inc. with the Securities and Exchange Commission on March 16, 2012).

3	Tender and Voting Agreement (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Epolin, Inc. with the Securities and Exchange Commission on March 16, 2012).

4	Tender Voting Agreement (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Epolin, Inc. with the Securities and Exchange Commission on March 16, 2012).

5	Debt Commitment Letter, by and among Polymathes Holdings I LLC, Polymathes Acquisition I Inc., and C3 Capital Partners II, L.P., dated February 17, 2012 (incorporated by reference to Exhibit b to the Amended Schedule TO filed by Polymathes Acquisition I Inc. with the Securities and Exchange Commission on May 29, 2012.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Polymathes Holdings I LLC

Dated: May 29, 2012	By:	/s/ William J. Golden
Name: William J. Golden
Title: Managing Member

Polymathes Acquisition I Inc.

	By:	/s/ John Wachter
Name: John Wachter
Title: President